Exhibit 99.117

Titan Mining to Begin NYSE American Trading November 20 as “TII”
Uplisting Marks Milestone in Titan’s Mission to Rebuild America’s Critical Minerals Supply Chain

Gouverneur, NY, November 17, 2025 – Titan Mining Corporation (TSX: TI, OTCQB: TIMCF(1)) (“Titan” or the “Company”), an existing zinc concentrate producer in upstate New York and an emerging natural flake graphite producer, a key component in the broader rare earths and critical minerals ecosystem, announced today that its common shares have been approved for listing on the NYSE American LLC (“NYSE American”).

Trading on NYSE American is expected to commence on or about November 20, 2025, under the ticker symbol “TII”. Concurrent with the NYSE American listing, the Company’s common shares will cease being quoted on the OTCQB Venture Market. The Company’s common shares will continue to trade on the Toronto Stock Exchange (“TSX”) under the symbol “TI.”

Rita Adiani, President and Chief Executive Officer, commented:

“Listing on the NYSE American is a major milestone that reflects both the momentum in our business and Titan’s growing role in strengthening America’s critical minerals supply chain. Titan is uniquely positioned: our producing zinc mine provides stable cash flow today, while our federally supported U.S. graphite platform delivers transformative, long-term growth. This listing broadens our access to global capital markets and enhances Titan’s visibility as we execute the next phase of development for our graphite project.”

Graphite is classified by the U.S. Department of Energy and the Department of War as an essential critical mineral for defense systems and industrial applications. Currently, the United States imports 100% of its natural graphite, with approximately 42% of the supply coming directly from China. Kilbourne represents one of only a few projects in the U.S. positioned to help reduce that dependency by providing a domestic source of mined and processed graphite.

Additional Information for Shareholders

Current shareholders do not need to take any action. Shareholders holding shares through OTCQB brokers (symbol: TIMCF) should monitor their accounts to ensure holdings are updated to the NYSE American symbol “TII” and contact their broker with any questions.

(1)	OTCQB symbol temporarily changed to “TIMCD” due to consolidation per FINRA rules; expected to revert to “TIMCF” after 20 business days unless NYSE American listing becomes effective first

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is also an emerging natural flake graphite producer and targeting to be the USA’s first end to end producer of natural flake graphite in 70 years. Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com

Media & Investor Contact

Irina Kuznetsova

Director, Investor Relations

Phone: (778) 870-7735

Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including that our federally supported U.S. graphite platform will deliver transformative, long-term growth; and that listing on the NYSE American will broaden our access to global capital markets and enhance Titan’s visibility as we execute the next phase of development for our graphite project. When used in this news release words such as “to be”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; risks that the Company will not qualify for NYSE listing; financing approval risks; and risks related to operation of mining projects generally and the risks, uncertainties and other factors identified in the Company’s periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the PEA; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; assumptions that the Company will qualify for NYSE American listing; assumptions that the Company and EXIM will agree to financing terms; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.